UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.

(Exact name of Registrant as specified in its charter)

UNITED BREWERIES COMPANY, INC.

(Translation of Registrants name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Vitacura 2670, 23rd floor, Santiago, Chile

(Address of principal executive offices)

_________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ___ No X

Attached is a press release of the Company dated January 31, 2008.

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Macarena Gili

Investor Relations Department

Compañía Cervecerías Unidas S.A.

www.ccu-sa.com

(56-2) 427-3581 or 427-3416

CCU S.A. REPORTS CONSOLIDATED FOURTH QUARTER 2007

AND FULL YEAR RESULTS

FOURTH QUARTER

Revenues Up 5.4%, Operating Income Increased 6.4%, EBITDA(1) Up 5.0%, Net Income Increased 44.3% to Ch$110.01 per Common Share or US$1.11 per ADR

FULL YEAR

Revenues Up 7.2%, Operating Income Increased 18.5%, EBITDA(1) Up 12.2%, Net Income Increased 32.1% to Ch$248.66 per Common Share or US$2.50 per ADR

(Santiago, Chile, January 31, 2008) -- CCU (NYSE: CU) announced today its consolidated financial results, stated in Chilean GAAP for the fourth quarter and full year ended December 31, 2007. All US dollar figures are based on the exchange rate effective December 31, 2007 (US$1.00 = Ch$496.89).
COMMENTS FROM THE CEO

We are pleased with the results obtained during the fourth quarter of 2007. Consolidated volumes increased 6.9% resulting in an expansion in revenues of 5.4% and growth in operating income and EBITDA of 6.4% and 5.0%, respectively. The companys bottom line grew 44.3%, mainly explained by a non recurring gain related to the agreement with Nestle, which is explained below. A particularly difficult challenge we faced in 2007 was the unusually high inflation rate in Chile, which reached 7.8%. According to Chilean GAAP, comparative figures must be adjusted for inflation. Nonetheless, we were able to grow our numbers in real terms.

Chilean beer business revenues grew 5.8% during the quarter, explained by 5.0% higher sales volumes and 0.9% higher real average prices, the most noteworthy being the excellent performance of the premium segment. Nevertheless, operating income decreased slightly by 1.1% and EBITDA was almost flat mainly due to cost pressures related to raw materials and energy.

The Argentine beer business results in Chilean pesos are distorted due to inflation and exchange rate variations during the quarter. Nevertheless, in US dollar terms, its revenues grew by 27.8% and its operating income by 3.9%. Higher revenues are explained by 7.8% higher sales volumes and 17.8% higher prices in dollar terms. During December, we increased nominal prices to partially offset the rising cost environment that is facing our operation in Argentina.

During the quarter, the soft drinks, nectar and mineral water segment grew its operating income by 24.8%, mainly as a consequence of higher sales volumes in all categories and lower per unit costs. Soft drink volumes grew 9.8%, nectars by 14.2% and mineral water by 4.6%. During the quarter, nominal prices were increased 3% to partially offset the higher inflation rate.

The wine business also showed a positive evolution during the quarter, improving operating results by Ch$1.157 million (US$2.3 million), mainly due to lower raw material costs and a controlled expense structure. Viña San Pedro S.A. (VSP) will continue focusing on distribution, brand equity creation, winemaking and innovation in order to cope with the challenging business environment.

The spirits category also evolved positively during the quarter, improving its operating results by 44.4%, as a consequence of Compania Pisquera de Chiles (CPCh) focus on premium pisco products and cocktails, and the operation of the new production facility in Ovalle, in addition to a good performance of its rum Sierra Morena; following its launch in the market last May.

On October 4th, we executed an agreement to purchase the Argentine brewery ICSA, subject to prior approval by the Argentine Antitrust Commission. Currently, we are waiting for its resolution. ICSA owns, among other assets, Bieckert, Palermo and Imperial beer brands, which together represent an estimated 5.8% of the Argentine beer market, and a brewery in Luján, Buenos Aires, with a nominal production capacity of 2.7 million hectoliters per year.

Finally, on December 5th, we, through our subsidiary Embotelladoras Chilenas Unidas S.A. (ECUSA), entered into an association with Nestle Waters Chile S.A., a subsidiary of Nestle; Chile S.A., to participate in the ownership of Aguas CCU Nestle Chile S.A. This new company, a subsidiary of ECUSA, owns the assets of CCU' s water business and was granted the exclusive license to produce the Nestle Pure Life brand in Chile. Currently, Nestle Waters Chile S.A. owns 20% of this new company and has the option to buy an additional 29.9% during an 18month period. This transaction generated a non recurring gain of Ch$11,925 million (US$24.0 million) after taxes for CCU in the fourth quarter.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

REVENUES

Q4'07 Total revenues increased 5.4% to Ch$189,076 million (US$380.5 million), as a result of higher consolidated volumes, partially offset by lower average prices. Consolidated volumes growth is mainly explained by increases of 9.0% in the soft drinks segment, 5.0% in beer Chile, 7.8% in beer Argentina, 34.2% in Argentine wine, 2.2% in the Chilean domestic wine and 2.7% in spirits, partially offset by lower sales volumes in the Chilean export wine segment. The decrease in average prices is explained by lower prices in beer Argentina when converted to Chilean pesos. Nevertheless, when they are measured in Argentine pesos or US dollars they actually reflect price increases in this segment. Also, prices slightly declined in non-alcoholic beverages and in the Chilean wine business, partially offset by Argentine wines, spirits and beer Chile, which increased their prices in real terms.

2007 Accumulated revenues increased 7.2% amounting to Ch$628,284 million (US$1,264.4 million).

Revenues by segment

	Q4 (US$ million)
	2006		2007		% Chg.
Beer - Chile	151.5	41.9%	160.2	42.1%	5.8%
Beer - Argentina	44.5	12.3%	45.6	12.0%	2.7%
Soft Drinks & Mineral Water	99.0	27.4%	107.3	28.2%	8.3%
Wine	39.8	11.0%	39.9	10.5%	0.4%
Spirits	20.4	5.7%	21.8	5.7%	7.0%
Others	6.0	1.7%	5.7	1.5%	-4.6%
TOTAL	361.1	100.0%	380.5	100.0%	5.4%

	Full Year (US$ million)
	2006		2007		% Chg.
Beer - Chile	470.5	39.9%	499.9	39.5%	6.3%
Beer - Argentina	124.9	10.6%	139.4	11.0%	11.6%
Soft Drinks & Mineral Water	325.2	27.6%	348.1	27.5%	7.0%
Wine	164.8	14.0%	175.1	13.8%	6.2%
Spirits	72.5	6.1%	80.2	6.3%	10.5%
Others	21.7	1.8%	21.8	1.7%	0.3%
TOTAL	1,179.7	100.0%	1,264.4	100.0%	7.2%

GROSS PROFIT

Q4'07 Increased 5.7% to Ch$104,975 million (US$211.3 million) as a result of 5.4% higher revenues, partially offset by 5.0% higher cost of goods sold, which amounted to Ch$84,102 million (US$169.3 million). The increase in cost of goods sold is mainly explained by higher costs in the beer businesses in Chile and Argentina, mostly due to higher raw material and energy costs, partially offset by lower cost of goods sold in the wine and soft drinks segments. The gross profit margin, as a percentage of sales, increased from 55.3% in Q4'06 to 55.5% in Q4'07.

2007 Increased 8.4%, amounting to Ch$333,002 million (US$670.2 million). The consolidated gross margin increased 0.6 percentage points to 53.0%.

OPERATING RESULTS

Q4'07 Increased 6.4%, amounting to Ch$36,135 million (US$72.7 million) in Q4'07, mainly due to 5.7% higher gross profit, partially offset by 5.4% higher selling, general and administrative (SG&A) expenses. SG&A expenses reached Ch$68,839 million (US$138.5 million) in Q4'07. SG&A expenses as a percentage of sales remained flat at 36.4%. The consolidated operating margin for the period increased from 18.9% to 19.1%.

2007 Increased 18.5%, amounting to Ch$101,384 million (US$204.0 million). The consolidated operating margin increased 1.5 percentage points to 16.1%.

Operating Income and Operating Margin by Segment
	Q4
	Operating Income (US$ million)			Operating Margin
	2006	2007	% Chg	2006	2007
Beer - Chile	50.1	49.6	-1.1%	33.1%	30.9%
Beer - Argentina	5.7	4.9	-13.4%	12.8%	10.8%
Soft Drinks & Mineral Water	10.6	13.3	24.8%	10.7%	12.4%
Wine	(0.3)	2.0	NM	-0.8%	5.0%
Spirits	1.1	1.6	44.4%	5.5%	7.4%
Others	1.1	1.3	23.1%	18.1%	23.4%
TOTAL	68.3	72.7	6.4%	18.9%	19.1%

	Full Year
	Operating Income (US$ million)			Operating Margin
	2006	2007	%Chg	2006	2007
Beer - Chile	129.7	139.8	7.7%	27.6%	28.0%
Beer - Argentina	8.2	8.1	-1.5%	6.6%	5.8%
Soft Drinks & Mineral Water	26.2	34.0	29.8%	8.1%	9.8%
Wine	2.6	11.5	345.5%	1.6%	6.5%
Spirits	1.5	6.3	305.9%	2.1%	7.8%
Others	3.9	4.4	11.3%	18.2%	20.2%
TOTAL	172.3	204.0	18.5%	14.6%	16.1%

EBITDA

Q4'07 Increased 5.0% to Ch$47,619 million (US$95.8 million) compared to Q4'06, while the consolidated EBITDA margin (EBITDA as a percentage of sales) was 0.1 percentage points lower than in Q4'06 at 25.2%, due to lower margins in the beer segments, which were almost totally offset by higher margins in the other businesses.

2007 Increased 12.2%, to Ch$146,791 million (US$295.4 million). The EBITDA margin increased 1.1 percentage points to 23.4%.

 676:

EBITDA by segment
	Q4
	EBITDA (US$ million)			EBITDA margin
	2006	2007	% Chg	2006	2007
Beer - Chile	60.3	60.1	-0.3%	39.8%	37.5%
Beer - Argentina	8.9	7.5	-15.9%	20.0%	16.4%
Soft Drinks & Mineral Water	15.7	18.4	17.0%	15.9%	17.1%
Wine	2.8	4.9	79.1%	6.9%	12.4%
Spirits	1.8	2.6	38.9%	9.0%	11.7%
Others	1.7	2.4	35.5%	29.2%	41.4%
TOTAL	91.2	95.8	5.0%	25.3%	25.2%

	Full Year
	EBITDA (US$ million)			EBITDA margin
	2006	2007	% Chg	2006	2007
Beer - Chile	169.7	180.1	6.2%	36.1%	36.0%
Beer - Argentina	20.9	19.7	-5.7%	16.7%	14.1%
Soft Drinks & Mineral Water	47.7	54.5	14.3%	14.7%	15.7%
Wine	14.4	23.5	63.6%	8.7%	13.4%
Spirits	4.0	9.6	143.2%	5.5%	12.0%
Others	6.7	8.0	20.6%	30.6%	36.8%
TOTAL	263.2	295.4	12.2%	22.3%	23.4%

NON-OPERATING RESULTS

Q4'07 Increased Ch$11,129 million (US$22.4 million) compared to the same quarter last year, from a loss of Ch$3,855 million (US$7.8 million) to a gain of Ch$7,275 million (US$14.6 million). The increase in non-operating results is mainly explained by:

    Net other non-operating income, which improved Ch$16,773 million (US$33.8 million) from a loss of Ch$2,932 million (US$5.9 million) in Q4'06 to a gain of Ch$13,841 million (US$27.9 million) this quarter, mainly due to a non-recurring gain obtained from the association with Nestlé in the water business.

This increase was partially offset by:

    Price level restatement, which decreased from a gain of Ch$526 million (US$1.1 million) to a loss of Ch$2,141 million (US$4.3 million) in Q4'07, due to a higher inflation rate of 2.2% during Q4'07, compared to a negative inflation rate of 0.4% during Q4'06.

    Net financial expenses, which increased Ch$1,601 million (US$3.2 million) in Q4'07, mainly due to lower real interest rates on deposits due to the high inflation, in addition to a higher level of financial debt.

    Equity in net income of related companies, which decreased from a gain of Ch$2 million (US$0.0 million) in Q4'06 to a loss of Ch$1,097 million (US$2.2 million) in Q4'07, mainly due to Calaf and Vina Valles de Chile, partially offset by Promarca.

2007 Improved from a loss of Ch$10,643 million (US$21.4 million) in 2006 to a loss of Ch$3,387 million (US$6.8 million) in 2007.

NET INCOME

Q4'07 Increased 44.3%, from Ch$24,280 million (US$48.9 million) in Q4'06 to $35,038 million (US$70.5 million) in Q4'07, mainly due to higher operating and non-operating results, partially offset by higher income taxes and minority interest. Higher income taxes are mainly explained by the better results during the quarter and the non-recurring gain from the association with Nestlé in the water business. Higher minority interest is explained mainly by better results from VSP and the new company Aguas CCU-Nestlé Chile S.A.

2007 Increased 32.1%, from Ch$59,964 million (US$120.7 million) in 2006 to Ch$79,199 million (US$159.4 million) in 2007, mainly due to better operating and non-operating results, partially offset by higher income taxes and minority interest.

SEGMENT HIGHLIGHTS (Exhibits 3 & 4)

Revenues and operating margins have been separated by business segments. Revenues for each business segment have been categorized according to those derived from core beverage products and those derived from the sale of other non-core products. The results of the Company's plastic packaging division and the confectionery sales have been included in the "Others" business segment. In this segment, inter-company sales have been eliminated. Corporate overhead expenses have been allocated pro-rata to the individual business segments based on service level agreements. The costs associated with Transportes CCU, the logistics subsidiary, which are not directly related to each business segment, are allocated based on the case volume handled from each product.

(** Note: the comments below regarding volumes and pricing refer to Q4'07.)

BEER CHILE

Revenues increased 5.8% to Ch$79,601 million (US$160.2 million), as a result of 5.0% higher sales volumes and 0.9% higher real average prices.

Operating Income decreased 1.1% to Ch$24,633 million (US$49.6 million), mainly as a result of higher cost of goods sold and SG&A expenses, the effect of which was partially offset by higher revenues. Cost of goods sold increased 12.1% to Ch$29,620 million (US$59.6 million), mainly due to rising energy costs and higher direct costs as a consequence of increases in raw material costs and a higher mix of one way products. As a percentage of sales, cost of goods sold increased from 35.1% in Q4'06 to 37.2% in Q4'07. SG&A expenses increased 5.9% amounting to Ch$25,348 million (US$51.0 million), mainly due to higher marketing and distribution expenses. As a percentage of sales, SG&A expenses remained flat at 31.8%. The operating margin decreased from 33.1% in Q4'06 to 30.9% this quarter.

EBITDA decreased 0.3% to Ch$29,874 million (US$60.1 million), while the EBITDA margin was 37.5% of sales, 2.3 percentage points lower than in Q4'06.

Comments During the quarter, the good performance in the premium segment continued, with Heineken, Royal and Kunstmann being the most noteworthy. The year 2007 marked a new record for Beer Chile with more than 4.9 million hectoliters sold, 4.3% more than in 2006. The beer segment has been affected by higher raw materials and energy costs. To partially offset these costs pressures, prices were increased last September, not affecting volumes during Q4'07.

BEER ARGENTINA

Revenues measured in Chilean pesos increased 2.7% to Ch$22,679 million (US$45.6 million), due to 7.8% higher sales volumes, partially offset by 5.1% lower prices. The results of this business segment in Chilean pesos are distorted due to inflation and exchange rate variations during the quarter. In dollar terms, revenues grew 27.8% and prices 17.8%.

Operating Income measured in Chilean pesos decreased 13.4% from Ch$2,835 million (US$5.7 million) in Q4'06 to Ch$2,455 million (US$4.9 million) in Q4'07. Nevertheless, in dollar terms operating income increased 3.9%, as a result of higher revenues, partially offset by higher cost of goods sold and SG&A expenses. The results in Chilean pesos are distorted because the quarter is calculated as the accumulated results in US dollars as of December 2007 converted to Chilean pesos at the exchange rate of December 31, 2007, minus the results in US dollars as of September 2007 converted to Chilean pesos at the exchange rate of September 30, 2007, the latter adjusted by the Chilean Q4'07 inflation rate. Cost of goods sold in dollar terms increased 29.5%, mainly due to higher direct costs, additional costs associated with the production at the Luján brewery and higher personnel costs. As a percentage of sales, cost of goods sold increased from 46.7% to 47.3%. SG&A expenses in dollar terms increased 33.3%, mainly due to higher marketing and distribution expenses. As a percentage of sales, SG&A expenses increased from 40.5% to 42.2%. The operating margin decreased from 12.8% in Q4'06 to 10.4% in Q4'07.

EBITDA measured in Chilean pesos, decreased 15.9% from Ch$4,424 million (US$8.9 million) in Q4'06 to Ch$3,723 million (US$7.5 million) this quarter. Nevertheless, EBITDA measured in dollar terms increased 4.6%, while the EBITDA margin was 16.3%, compared with 19.9% in Q4'06.

Comments Heineken and Budweiser continued with their positive performance during the quarter. On October 4th, the Company executed an agreement to purchase the Argentine brewery ICSA, subject to prior approval by the Argentine Antitrust Commission. Currently, the resolution is still pending. ICSA owns, among other assets, Bieckert, Palermo and Imperial beer brands, which together represent an estimated 5.8% of the Argentine beer market, and a brewery in Luján, Buenos Aires, with a nominal production capacity of 2.7 million hectoliters per year. During December, nominal prices were increased to partially offset the rising cost environment.

SOFT DRINKS, NECTARS & MINERAL WATER

Revenues increased 8.3% to Ch$53,295 million (US$107.3 million), due to 9.0% higher average volumes in all categories, partially offset by 0.6% lower average prices in the segment.

Operating Income increased 24.8% to Ch$6,592 million (US$13.3 million) this quarter, as a result of higher revenues, partially offset by higher cost of goods sold and SG&A expenses. Cost of goods sold increased 5.9% to Ch$23,697 million (US$47.7 million) during Q4'07, mainly due to higher direct costs due to higher sales volumes and energy costs. As a percentage of sales, cost of goods sold decreased from 45.5% to 44.5% this quarter, mainly due to lower per unit direct costs. SG&A expenses increased 6.7% to Ch$23,006 million (US$46.3 million), mainly due to higher investment in marketing, distribution expenses and salaries. As a percentage of sales, SG&A expenses decreased from 43.8% to 43.2%. As a consequence, the operating margin increased to 12.4%, 1.6 percentage points higher than in Q4'06.

EBITDA increased 17.0% to Ch$9,133 million (US$18.4 million), while the EBITDA margin was 17.1% of sales, 1.3 percentage points higher than in Q4'06.

Comments During the quarter, volumes had a positive performance in all categories: soft drinks 9.8%, nectars 14.2% and mineral water 4.6%. During this period, nominal prices were increased by 3% to partially recover the effects of inflation. On December 5th, the Company, through its subsidiary ECUSA, entered into an association with Nestle Waters Chile S.A., a subsidiary of Nestle Chile S.A., to participate in the ownership of Aguas CCU Nestle Chile S.A. This new company, a subsidiary of ECUSA, owns the assets of CCU's water business and was granted the exclusive license to produce the Nestle Pure Life brand in Chile. Currently, Nestle Waters Chile S.A. owns 20% of this new company and has the option to buy an additional 29.9% during an 18 month period. This transaction generated a non recurring gain of Ch$11,925 million (US$24.0 million) after taxes for CCU in the fourth quarter.
WINE

Revenues remained almost flat amounting to Ch$19,827 million (US$39.9 million), due to 1.1% higher volumes of bottled wine and higher sales of bulk wine, partially offset by 2.7% lower average prices of bottled wine. Sales volumes increased in Argentina and in the Chilean domestic market. The lower average price is due to lower prices in the domestic Chilean market, and in the Chilean export market measured in Chilean pesos. Nevertheless, in dollar terms export prices increased 11.8%, and prices in the Argentine operations improved by 12.2%.

Operating Income improved from a loss of Ch$166 million (US$0.3 million) to a gain of Ch$991 million (US$2.0 million) in Q4'07, mainly due to lower cost of goods sold and SG&A expenses. Cost of goods sold decreased 7.8% from Ch$13,370 million (US$26.9 million) in Q4'06 to Ch$12,328 million (US$24.8 million) this quarter, mainly due to lower direct costs related to lower costs of the 2007 harvest and more efficient management of dry goods. As a percentage of sales, cost of goods sold decreased from 67.7% in Q4'06 to 62.2% in Q4'07. SG&A expenses decreased 0.7% to Ch$6,508 million (US$13.1 million), mainly due to lower marketing, distribution and general expenses, partially offset by higher salaries. As a percentage of sales, SG&A expenses decreased from 33.2% to 32.8%. Accordingly, the operating margin improved 5.8 percentage points from a negative 0.8% in Q4'06 to a positive 5.0% in Q4'07.

EBITDA improved 79.1% from Ch$1,368 million (US$2.8 million) in Q4'06 to Ch$2,451 million (US$4.9 million) in Q4'07, while the EBITDA margin improved 5.4 points from 6.9% to 12.4%.

Comments During the quarter, the profitability of this segment continued improving, mainly due to lower raw material costs as a consequence of the lower costs associated with the 2007 harvest, and lower SG&A expenses. Prices in the Chilean domestic market have been recovering compared to the third quarter of 2007. In December, VSP's General Manager resigned, being replaced by Mr. Javier Bitar. Mr. Bitar was VSP's Chief Operating Officer and previously was Vina Santa Helena's General Manager. VSP will continue focusing on distribution, brand equity creation, winemaking and innovation in order to cope with the challenging business environment.

SPIRITS

Revenues increased 7.0% to Ch$10,848 million (US$21.8 million), due to 2.7% and 1.4% higher volumes and average real prices, respectively.

Operating Income increased 44.4%, from Ch$557 million (US$1.1 million) to Ch$804 million (US$1.6 million) in Q4'07, mainly due to higher revenues, partially offset by higher cost of goods sold and SG&A expenses. Cost of goods sold increased 5.9% to Ch$6,052 million (US$12.2 million), mainly due to higher depreciation. As a percentage of sales, cost of goods sold decreased from 56.3% to 55.8%, mainly due to lower raw material costs. SG&A expenses increased 3.2% to Ch$3,993 million (US$8.0 million) mainly due to higher marketing and distribution expenses. SG&A expenses, as a percentage of sales, decreased from 38.2% to 36.8%, due to the dilution of some fixed expenses. Accordingly, the operating margin increased from 5.5% in Q4'06 to 7.4% in Q4'07.

EBITDA increased 38.9% from Ch$912 million (US$1.8 million) in Q4'06 to Ch$1,267 million (US$2.6 million) this quarter, while the EBITDA margin increased 2.7 percentage points from 9.0% in Q4'06 to 11.7% this quarter.

Comments Profitability of this segment continues improving as a consequence of CPCh's focus on premium pisco products and cocktails, and the operation of the new production facility in Ovalle, in addition to a good performance by its rum Sierra Morena following its launch in the market last May.

(Five exhibits to follow)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.

(United Breweries Company, Inc.)

/s/ Ricardo Reyes

Chief Financial Officer

Date: January 31, 2008